BUTTONSMITH INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2021

DATE ISSUED: APRIL 24, 2022

BUTTONSMITH INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the shareholders of BUTTONSMITH INC.,

31722 E. Eugene Street, Suite 9,

Carnation, WA 98014

I have audited the accompanying financial statements of BUTTONSMITH INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of BUTTONSMITH INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.



04/24/2022

BUTTONSMITH INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	242,778
Accounts receivable		-
Inventories		704,914
Total current assets		947,692
Fixed assets:		
Property, plant & equipment		542,331
(less accumulated depreciation)		(318,750)
Total Fixed Assets		223,581
Non-current assets:		
Security deposits		3,000
Total non-current assets		3,000
Total Assets	$	**1,174,273**
Liabilities & Stockholders' Equity		
Current liabilities:		
Credit cards	$	98,514
Loans		56,551
Equipment Finance Agreements (EFAs) and Finance leases		76,348
Accounts Payable		35,335
Loans from shareholders		215,762
Accrued Interest- loans from shareholders		45,168
Short-term dues to shareholders		8,720
Total current liabilities		536,398
Non-current Liabilities:		
Equipment Finance Agreements (EFAs) and Finance leases, net of current portion		73,540
Economic Injury Disaster Loan (EIDL)		499,900
Total non-current liabilities		573,440
Total Liabilities	$	**1,109,838**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 25,000,000 shares authorized, 1,715,800 shares issued and outstanding as of December 31, 2021		172
Additional Paid-in Capital - Common stock		73,660
Additional Paid-in Capital – Stock based compensation expense		58,487
Accumulated Profits (losses)		693,699
Net income (loss)		(761,583)
Total stockholders' equity (deficit)		**64,435**
Total Liabilities and stockholders' equity (deficit)	$	**1,174,273**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Sales	$	2,458,727
Less: refunds		(37,577)
Net revenue		**2,421,150**
Cost of goods sold - Materials		495,777
Cost of goods sold - Platform fees		549,685
Cost of goods sold – Shipping costs		133,539
Total Cost of goods sold		**1,179,001**
Gross Profit		**1,242,149**
Expenses:		
Salaries, benefits & payroll taxes		581,250
Charitable contributions		504,000
IT software & consumables		63,998
Insurance		9,009
Legal & Professional Services		104,586
Materials & Supplies		21,375
Repairs & Maintenance		4,093
Advertising & Promotions		346,779
Travel & Entertainment		10,446
Rent and storage		99,637
Taxes		11,248
Bank Charges & Fees		7,022
Utilities		23,804
Depreciation		96,353
Bad debt expense		2,445
Research & Development		6,041
Dues & Subscriptions		13,793
Postage, Freight & Courier		41,150
Interest expenses- finance Leases		22,495
Automobile expenses		2,862
Workplace Safety		3,394
Miscellaneous expenses		2,514
Stock based compensation expense		2,768
Total Expenses		1,981,062
Income from operations (loss)		**(738,913)**
Other Income (Expenses):		
Debt settled with insurance proceeds		14,136
Gain on asset disposal		2,174
Interest expenses		(38,980)
Total Other Income (expenses)		**(22,670)**
Net income (loss) for the year		**(761,583)**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

($)	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid in Capital	**Total**
Beginning Balance, December 31, 2020	**1,715,800**	**172**	**693,699**	**129,379**	**823,250**
Issuance of Common stock	-	-	-	-	**-**
Distributions	-	-	-	-	**-**
Net income (loss)	-	-	(761,583)	-	**(761,583)**
Stock based compensation expense	-	-	-	2,768	**2,768**
Ending Balance, December 31, 2021	**1,715,800**	**172**	**(67,884)**	**132,147**	**64,435**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net income (loss)	$	(761,583)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense		96,353
Stock based compensation expense		2,768
Bad debt expense		2,445
(Gains) losses on asset disposal		(2,174)
Changes in:		
Accounts Receivable		2,445
Inventories		446,255
Credit cards		69,887
Accounts Payable		6,487
Accrued interest- loans from shareholders		25,165
Net cash provided (used) by operating activities		**(111,952)**
Cash flow From Investing Activities:		
Acquisitions, Property plant & equipment		(109,845)
Disposals, vehicle		18,649
Net cash provided (used) by investing activities		**(91,196)**
Cash flow from Financing Activities		
Economic Injury Disaster Loan (EIDL)		350,000
EFAs and finance leases		(20,675)
Shareholder loans		(34,238)
Short-term dues to shareholders		8,720
Loans		38,608
Net cash provided (used) by financing activities		**342,415**
Increase (decrease) in Cash		**139,267**
Cash, beginning of year		103,511
Cash, end of year	$	**242,778**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

BUTTONSMITH INC. (‘the Company’), is a Washington Corporation organized under the Washington Business Corporation Act on May 9, 2014. The Company is a US software-driven manufacturer which produces and sells a variety of products such as lanyards, magnets, buttons, shirts, pet products, and print products. As per Management, the Company operates on a demand driven model and produces customized products adapted to consumer tastes and choices. Additionally, the Company leverages data obtained through its operations and order fulfillment procedures to scale its business.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

BUTTONSMITH INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from three (3) to five (5) years.

PPE consisted of the following balance as of December 31, 2021:

Asset	Cost
Production Equipment	448,646
Vehicles	40,434
Furniture & Computers	36,446
Leasehold improvements	16,805
Accumulated depreciation	(318,750)
Net book value	**223,581**

The Company disposed of a cargo van with a cost of $25,865 acquired in 2020 following an accident during October 2021. The Company was compensated by its insurance service provider

for a total amount of $35,230 of which $14,136 was used by the insurance company to settle the outstanding balance of a loan that was used to purchase the cargo van. The Company received $21,094 in insurance proceeds directly to its account. The cargo van had a book value of $18,920 before the accident occurred. The Company recorded a gain on disposal for an amount of $2,174.

During 2021, the Company purchased a vehicle for $40,334 and production equipment for a total of $56,052 and purchased with two Equipment Financing Agreements (EFAs).

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Equipment Finance Agreements (EFAs) and Finance leases

According to ASC *840*, Leases, the Company applies a four-test model to determine whether a lease is a finance lease or an operating lease as summarized below:

- The lease transfers ownership of the underlying machinery and equipment to the Company.
- The lease agreement includes a bargain purchase option.
- The lease term is greater than or equal to a major part of the useful life of the leased machinery and equipment.
- The present value of the sum of the lease payments exceeds 90% or more of the fair value of the underlying machinery and equipment.

The Company recognizes a finance lease asset and a finance lease liability on the balance sheet and records a portion of the monthly payments due on each finance lease as interest expenses on the income statement.

Between 2016 and 2021, the Company entered into EFAs and finance lease agreements with various parties to finance asset acquisitions. Obligations under these agreements consist of the following:

	Balance due as of December 31, 2021 ($)
2021 EFA with Padco Financial Services to acquire various equipment and machinery. The EFA is payable in monthly payments of $682 including interest. Final payment due in 2024.	16,361
2021 EFA with Meridian Equipment Finance to acquire machinery. The EFA is payable in monthly payments of $760 including interest. Final payment due in 2026.	32,729
Leases with HP to acquire Computers and a workstation. The leases are payable in monthly payments of $401.52. Final payments were made in 2021.	-
EFA and $1 Buyout Leases with Marlin Business Bank to acquire machinery. The EFA and leases are payable in monthly payments of $1,737.35 including interest. Final payment due in 2022.	9,599
EFA with Ascentium Capital to acquire machinery. The EFA is payable in monthly payments of $1,624 including interest. Final payment due in 2023.	42,951
EFA with Beneficial Equipment Finance Corporation to acquire machinery. The EFA is payable in monthly payments of $733.87 including interest. Final payment due in 2023.	12,134
EFA with Geneva Capital, LLC to acquire machinery. The EFA is payable in monthly payments of $205 including interest. Final payment due in 2023.	2,922
EFA with Navitas Credit Corp to acquire machinery. The EFA is payable in monthly payments of $530 including interest. Final payment due in 2022.	2,167
EFAs with Padco Financial Services to acquire various equipment and machinery. The EFAs are payable in monthly payments of $860 including interest. Final payment due in 2022.	1,664
Leases with Xerox to acquire machinery. The leases are payable in monthly payments of $363.71. Final payment due in 2022	3,332
Leases with Pacific Office to acquire machinery. The leases are payable in monthly payments of $1,425. Final payment due in 2023	26,029
Totals	**149,888**

The future minimum lease payments under the Company's finance leases and EFAs are as follows:

	($)
2022 (including interest)	83,542
2023 (including interest)	46,854
2024 (including interest)	13,212
2025 (including interest)	9,120
2026 (including interest)	3,040

Economic Injury Disaster Loan (EIDL)

The Company obtained two Economic Injury Disaster Loans (EIDL) from the U.S. Small Business Administration (SBA) for $150,000 on May 19, 2020, and for $350,000 on August 4, 2021 (the effective date). The EIDL loan bears an interest rate of 3.75% per annum.

Monthly installment payments, including principal and interest, of $2,514 begin 24 months from the date of the original loan and the balance of principal and interest is payable 30 years from the date of the original loan.

The Collateral to secure the Economic Injury Disaster Loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments,

including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and

replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Loans

On July 1, 2021, the Company obtained a loan from Amazon for $89,000, the loan is payable in monthly installments of $7,741.60, bears interest at a rate of 7.99% per annum and matures on July 1, 2022. Moreover, the Company obtained an additional loan from Amazon on March 3, 2021, for $1,000 which was settled as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

BUTTONSMITH INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Cost of Goods sold

This account consists mainly of those expenses that are incurred to fulfill dues that correspond to each item that is sold and generally to expenses that relate to sales such as the cost of materials, supplies, fulfillment, and taxes that specifically relate to sales.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company's products.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the

transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

On January 1, 2020, the Company made an agreement with Mr. Jonathan Shapiro (the Company's President) whereby Mr. Shapiro extended a $300,000 line of credit to the Company to finance its operations. This line of credit matures on December 31, 2022, and bears interest at a rate of 0.02109% per day (approximately 8.001% annually). As of December 31, 2021, the balance due to Mr. Shapiro was $215,762. Accrued interest which pertains to this agreement totaled $45,168 as of December 31, 2021.

As of December 31, 2021, Mr. Shapiro owned 330,000 shares of the Company's common stock (representing 19.23% of common stock issued and outstanding) and 30,000 in non-statutory stock options (of which 27,500 were vested as of December 31, 2021).

From time to time, Mrs. Darcy Burner (the Company's Chief Executive Officer and Co-founder) personally disburses funds for Company related activities. The balance due to Mrs. Burner as of December 31, 2021, was $8,720.

As of December 31, 2021, Mrs. Burner owned 550,000 shares of the Company's common stock (representing 49.54% of common stock issued and outstanding).

Charitable donations

The Company made COVID-19 mask donations during the year 2021, the total cost of the donated masks was $504,000.

- $234,000 worth of masks were donated to Seattle Public Schools.
- $150,000 worth of masks were donated to Lake Washington School District.
- $87,000 worth of masks were donated to Lake Stevens School District.

- $33,000 worth of masks were donated to Riverview School District.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to Business & Occupation tax in Washington state.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is twenty-five million (25,000,000) shares at a par value of $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is five million (5,000,000) shares at a par value of $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 1,715,800.

Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was nil.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2016, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 1,000,000 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws, including Section 409A of the Code.

As of December 31, 2021, the total number of non-statutory stock options granted under this plan was 401,016 at an exercise price of $0.09 per share. 99% of these options were issued between 2016 and 2018. The total number of non-statutory stock options reported is net of 118,024 options which were cancelled by the Company. During 2021, the Company cancelled 2,016 options.

the Company made a 409A valuation on November 16, 2018, and it was determined that the fair market value of the Company's Common stock was $0.09 as of the date of the report.

As of December 31, 2021, the total number of vested non-statutory stock Options was 390,738.

As of December 31, 2021, the total number of Incentive Stock Options granted under this plan was nil.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense

ratably over the employee's requisite vesting period. The Company recognized $35,166 in stock-based compensation expense for the year ending December 31, 2021.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"*), which is codified in ASC *842,* Leases ("ASC *842"*) and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.* The Company plans to adopt the new

standard effective for the year ending *December 31, 2022.* The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Operating Leases

On February 28, 2022, the Company extended a pre-existing lease for a period of twelve (12) months. The renewed lease term begins from March 1, 2021 and ends on February 28, 2022. The monthly rent amount under this lease is $1,823.66 with utility and additional charges totaling approximately $896.82 per month.

On February 18, 2022, the Company extended a pre-existing lease for a period of twelve (12) months. The renewed lease term begins from March 1, 2021 and ends on February 28, 2022. The monthly rent amount under this lease is $3,238.64.

The future minimum lease payments according to the agreements are as follows:

Period	Minimum lease payments
January 1, 2022 – February 28, 2022	$11,918.24

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through April 24, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.